PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Technologies & Bioressources Inc.

Reports Second Quarter Results –

Revenues increase 44%, EBITDA increases 115%

Laval, Quebec, Canada, January 26th, 2006, Neptune Technologies & Bioressources Inc., (TSX Venture Exchange: NTB), «Neptune» today announced its results for the Second quarter ended November 30th, 2006.  Neptune records its highest quarter EBITDA.

Neptune’s Highlights:

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Second Quarter ended November 30th, 2006:

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Operating revenues increased 44% to $1,947,000 compared to $1,354,000, for the second quarter in 2005.

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EBITDA increased 115% to $546,000 compared to $245,000 for the second quarter in 2005.

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EBITDA margin increased 55% to 28% compared to 18% for the second quarter in 2005.

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Net loss from continuing operations slightly decreased to $449,000, or 0.013$ per share compared to $453,000, or $0.018 per share, for the second quarter in 2005.

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Six months ended November 30th, 2005.

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Operating revenues increased 15% to $3,499,000 compared to $3,038,000, for the same period in 2005.

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EBITDA increased 45% to $849,000 compared to $587,000, for the same period in 2005.

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EBITDA margin increased 26% to 24% compared to 18% for the same period in 2005.

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Net loss from continuing operations decreased by 13%, to $734,000, or $0.021 per share, compared to $842,000, or $0.033 per share, for the same period in 2005.

“The reorganisation of our Sales and Marketing finally paid off. Neptune just realized its second best quarter, based on sales figures. We are very pleased with all Neptune staff performance right now. Sales are increasing, EBITDA never been that high, everything returned in its right place” stated André Godin, Vice-President, Administration and Finance for Neptune Technologies & Bioressources Inc.

About Neptune Technologies & Bioressources Inc. : http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

For More Information Contact:

The Howard Group Inc.

Grant Howard / David Gordon

Toll Free: 1-888-221-0915

info@howardgroupinc.com

www.howardgroupinc.com

Corporate Contact:

Neptune Technologies & Bioressources Inc.

André Godin

Vice-President, Administration and Finance

a.godin@neptunebiotech.com

www.neptunebiotech.com